FOR IMMEDIATE RELEASE	MONDAY, JULY 10, 2006

Shell Canada Completes Acquisition of BlackRock Ventures

Calgary, Alberta - Shell Canada Limited (TSX:SHC) and BlackRock Ventures Inc. (TSX:BVI) jointly announced today that as of 1:01 a.m. on July 10, 2006 approximately 257,968 additional common shares of BlackRock have been validly deposited to the offer by BR Oil Sands Corporation, a wholly-owned subsidiary of Shell Canada, to acquire all of the common shares of BlackRock (including common shares issuable upon the exercise or surrender of any options or conversion of any convertible debentures). BR Oil Sands Corporation has taken up these additional shares, which, together with those shares previously taken up, represent approximately 99.38% of the common shares of BlackRock on a fully-diluted basis. BR Oil Sands Corporation will pay for these additional shares today by providing the depositary with sufficient funds for transmittal to the holders of these shares.

Shell Canada first announced its intention to make the offer on May 8, 2006, and BR Oil Sands Corporation mailed its take-over bid circular to the shareholders of BlackRock on May 11, 2006. The offer was extended twice to allow BlackRock shareholders an additional opportunity to tender their shares.

BR Oil Sands Corporation will now exercise its statutory rights under the Canada Business Corporations Act to compulsorily acquire the remaining BlackRock common shares that were not deposited to the offer. Following the compulsory acquisition, BR Oil Sands Corporation intends to cause BlackRock to de-list the BlackRock common shares from the Toronto Stock Exchange and to apply to securities regulatory authorities to cease to be a reporting issuer.

Shell Canada Limited

Shell Canada is a large Canadian integrated petroleum company with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation in the Athabasca area of Alberta and the company’s Peace River in situ bitumen business. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

BlackRock Ventures Inc.

BlackRock Ventures is an oil sands producer with operations located exclusively in Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area.

Legal Notices

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

Media Inquiries:	Janet Rowley
General Manager, Public Affairs
(403) 691-3899

Investor Inquiries:	Ken Lawrence
Manager, Investor Relations
(403) 691-2175

Web site: shell.ca